

August 24, 2022

David Glazer
Chief Financial Officer
Palantir Technologies Inc.
1555 Blake Street; Suite 250
Denver, CO 80202

 Re: Palantir Technologies Inc.
 Form 10-K for the Year Ended December 31, 2021
 Form 10-Q for the Interim Period Ended June 30, 2022
 File No. 001-39540

Dear Mr. Glazer:

 We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

4. Investments and Fair Value Measurements
Investments, page 119

1. We note that you disclose the total value of the commercial contracts associated with your investments. In future filings, please revise to distinguish between the portion of total contract value has already been recognized as revenue and the remaining amount left to be recognized as revenue in future periods.

2. So that we may understand you investment agreements better, please tell us more specifically how you assess the concurrent agreements under the non-monetary guidance within ASC 606. Please also tell us the relationship, if any, between the Investment Agreement and the commercial contract for access to your products and services. For example, please clarify if you are required to hold your investment in the investee for the duration of the commercial contract. Please also clarify if investees are required to

continue paying for products and service if you sell your investment prior to the end of the term of the commercial contract.

Form 10-Q for the Interim Period Ended June 30, 2022

Management's Discussion and Analysis

Russia Invasion of Ukraine, page 23

3.   You disclose on page 23 that in June 2022, your CEO met with the President of Ukraine and other senior officials to discuss opening an office in Ukraine. Please ensure that future filings address your progress, if any, on opening an office in Ukraine. Your disclosures should address the materiality of any operations within Ukraine and disclose any material direct or indirect risks to your business due to having a presence in Ukraine (for example relating to security, internet accessibility or other infrastructure concerns). Please also disclose any steps you have taken or may take to address those risks.

Results of Operations, page 28

4.   In your August 8, 2022 Form 8-K, you disclosed downward revisions to expected revenue and adjusted income from operations for fiscal 2022. You also disclosed expectations for adjusted income from operations for the third quarter of 2022 that were approximately half of adjusted income from operations for the quarter ended June 30, 2022. Finally, we noted that you did not re-affirm your long-term annual revenue guidance of 30% or more through 2025 in that Form 8-K. It does not appear that your MD&A for the period ended June 30, 2022 sufficiently addressed these material changes in outlook. Please revise your future filings to describe, in detail, the nature of any material disruptions to your outlook and business goals. Please also revise to specifically quantify the impact of these disruptions on your results of operations and/or capital resources. Please refer to Items 303(a) and (c) of Regulation S-K.

Comparison of the Three and Six Months Ended June 30, 2022 and 2021, page 29

5.   We note that in your Form 8-K dated August 8, 2022, you disclose the total percentage increase in US government revenues year over year, but not the dollar amount. At the February 2022 Morgan Stanley Technology Conference, your Chief Operating Officer expressed the Company's ambition to become the U.S. government's sixth prime contractor and first software prime contractor. This view was expressed again during the August 8, 2022 earnings call. In light of this operational goal and the fact that you have cited delays in U.S. government contract awards as a reason for material changes to your fiscal 2022 guidance, please tell us how you considered providing greater transparency to investors by disclosing total revenue from the U.S. government for each period presented.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Technology